December 12, 2014
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Mara L. Ransom, Assistant Director Dietrick A. King, Legal Branch Chief Jennifer López, Staff Attorney

Re:	American DG Energy, Inc. Registration Statement on Form S-3 Filed October 31, 2014 File No. 333-133755
Dear Staff:
We are submitting this letter on behalf of American DG Energy Inc (the “Company” or “ADGE”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated November 24, 2014 relating to the Company’s Registration Statement on Form S-3 (Registration No. 333-133755) filed with the Commission on October 31, 2014 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. Upon notice from the Staff that the responses below are sufficient, the Company will apply the changes detailed below to the Registration Statement and file the Registration Statement with the Commission.

Selling Security Holder, page 2

1.
Please disclose the natural person(s) or public company that has the ultimate investment or voting control over the shares held by your selling security holder. For guidance, please refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Royal Bank of Canada's Corporate Employees and Executive Services Trustee Limited ("RBC cees Trustee Ltd.") has ultimate control over the shares held by the selling security holder. RBC cees Trustee Ltd.'s address is 19-21 Broad Street, St. Helier, JE1 3PB, Jersey, United Kingdom.

Incorporation of Document by Reference, page 6

2.
Please specifically incorporate by reference your Current Report on Form 8-K filed on November 4, 2014 and your Quarterly Report on Form 10-Q filed on November 14, 2014. In addition, to the extent you wish to incorporate by reference any applicable filings made during the pre-effective period, you may wish to further revise your disclosure to also state that any applicable filings made after the date of the initial registration statement and prior to effectiveness will be deemed to be incorporated by reference. Please refer to Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations.

The Company will make these changes to its amended Registration Statement.

*    *    *    *    *
In connection with responding to your comments, the Company acknowledges that:

*	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
*	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
*	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our response provided above. Should the Staff have additional questions or require additional information regarding the foregoing, please do not hesitate to contact the undersigned at (781) 522-6020 or our outside counsel, Edwin Miller of Sullivan & Worcester LLP in Boston, at (617) 338-2447.

Sincerely,

/s/ Gabriel J. Parmese
Gabriel J. Parmese
Chief Financial Officer